January 10, 2007

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. H. Christopher Owings

Re:	U.S. Auto Parts Network, Inc.
Amendment No. 1 to Registration Statement on Form S-1
(File No. 333-138379)

Dear Mr. Owings:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated January 5, 2007 (the “SEC Comment Letter”) regarding Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-138379) filed by U.S. Auto Parts Network, Inc. (the “Registration Statement”). Concurrently herewith, U.S. Auto Parts Network, Inc. (the “Company” or “U.S. Auto Parts”) is filing with the Commission Amendment No. 2 (the “Amendment”) to the Registration Statement. The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the Company’s previous filing.

The numbered responses set forth below contain each of the Staff’s comments in total, set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. Capitalized terms not otherwise defined herein have the meanings given to them in the Amendment.

*****

Table of Contents

1. We note your response to comment 6 in our letter dated November 27, 2006. We further note that your second paragraph continues to contain language that limits your responsibility for the information presented in the prospectus. Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please revise or delete this statement.

Response: The Company has revised the Registration Statement to delete the second paragraph regarding the limitation of responsibility for the market data and industry forecasts and projections.

Securities and Exchange Commission

January 10, 2007

Prospectus Summary, page 1

2. We note your response to comment 8 in our letter dated November 27, 2006. We reissue our prior comment. [Prior comment 8: As currently drafted, the summary section is too long. Also, much of the summary as currently drafted simply repeats disclosure in your business discussion. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider deleting the subsections entitled “Our Solution” on page 2 and “Our Growth Strategy” on page 3. This disclosure is too detailed for the summary and is more appropriate for your business discussion. To further balance your summary, you should provide disclosure of net sales and other financial metrics for the prior year and prior period.]

Response: In accordance with the Staff’s comments, the Company has made further revisions to the Prospectus Summary to shorten the length of the summary and reduce repetition. The Company has also removed one of the paragraphs in “Business – Overview” that represents a summary of the Business Section as that brief summary is more appropriate in the Prospectus Summary on page 1 of the prospectus.

Capitalization, page 28

3. We note your response to comment 17 in our letter dated November 27, 2006. Please exclude cash and cash equivalents from your capitalization table. To the extent you believe the information is vital to an investor’s understanding of the business you may include a discussion of cash in the liquidity and capital resources section of MD&A.

Response: The Company has revised the Registration Statement to exclude cash and cash equivalents from its capitalization table.

Management’s Discussion and Analysis of Financial Condition and Results…, page 38

4. We note your response to comment 20 in our letter dated November 27, 2006. We reissue part of our prior comment. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood that past performance is indicative of future performance. Further, please augment your disclosure to provide a discussion of any economic or industry-wide factors relevant to your company, and material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them.

Response: Pursuant to the Staff’s request, the Company has revised the “Overview” of the MD&A to add a new “Industry Issues” paragraph to provide expanded disclosure regarding several industry events and risks that may impact its future operating performance. The Company is not aware of other specific economic factors that may impact its business other than general economic conditions effecting consumer purchases generally, which is already dedicated to a separate risk factor entitled, “Economic conditions may have an adverse effect on the demand for aftermarket auto parts and could adversely affect our sales and operating results.” The Company also believes that future acquisitions represent an opportunity for the Company and has added disclosure to the “Overview” to reflect that the Company plans to use a portion of the proceeds of the offering to pursue additional acquisitions.

As a result of the recent Partsbin acquisition in May 2006, the Company significantly expanded the number of products offered, substantially increased its revenues, added a new fulfillment model and significantly expanded its operations. Because the Company has only been operating as a combined entity with Partsbin for a short time, it does not yet have sufficient combined operating experience to ascertain whether past performance will be indicative of future earnings and cash flows. The Company has, however, provided detailed information in the period to period comparisons regarding the variability of past financial performance. In addition, in Amendment No. 1 to the Registration Statement on page 52, the Company also added a discussion of the various items that the Company believes could impact its future operating results to supplement this disclosure in accordance with the Staff’s request.

Securities and Exchange Commission

January 10, 2007

Basis of Presentation, page 39

5. Please disclose the fundamental differences between your company’s websites, the online auction houses and other online stores. Specifically, disclose whether these are company owned and operated websites, related parties or third parties. It is not readily apparent why there is any distribution distinction between the e-commerce and online marketplaces.

Response: The Company has revised the Registration Statement to more clearly disclose the differences between the Company’s websites and its online marketplaces.

Nine Months Ended September 30, 2005 compared to Nine Months Ended September 30, 2006, page 44

6. We note your response to comment 21 in our letter dated November 27, 2006. Your response states all sales activities relate to one channel; however, page 39 discloses you have three different distributions methods for your products. Page 44 further distinguishes between e-commerce and on-line marketplace channels. Please clarify your response to explain these apparent differences.

Response: The Company revises and clarifies its response to comment 21 of the Staff’s letter dated November 27, 2006 as follows: Online marketplace sales are conducted through third party auction sites. E-commerce orders include orders placed directly on the Company’s websites as well as orders placed telephonically with one of the Company’s sales agents in our call centers. The Company almost exclusively markets its products online and, as such, the Company believes that the vast majority of its inbound calls are a result of Internet based activity on behalf of the Company’s customers. The phone is only a mechanism used to execute the sale. In addition, a statistical discussion of e-commerce orders placed using the phone is not possible as the Company does not track orders by these different order placement methods and it would be extremely burdensome for it to determine this information. The Company has, however, provided further disclosure regarding these sales channels to clarify these differences. There are no other methods presently being used to receive orders.

7. We note your response to comment 22 in our letter dated November 27, 2006. Assuming you intend to discuss the three disclosed distribution methods, your discussion for the comparative nine month periods does not include a discussion of all significant or material changes for these separate methods. Please advise or revise to include:

Securities and Exchange Commission

January 10, 2007

•	A discussion of total sales in absolute dollar terms for each of the distribution methods. Currently, there is no discussion of total sales for any of the three methods.

•	A discussion, in absolute dollar and percentage terms, of the comparative period changes. Presently, you only discuss a $3.7 million increase in online sales and present a $39.7 million increase in total sales. Further, you discuss a 119.8% increase attributable to e-commerce and online marketplace channels combined. We note your total net sales increased by 90.2% for the comparative period.

•	A statistical discussion of the gross profits or margins for these three distribution methods or disclose that you are precluded from discussing gross profits and margins, as applicable.

Please also advise or revise your discussion of sales and gross profits for the annual comparative periods in your registration statement. See Item 303(A)(3)(i) of Regulation S-K.

Response: The Company has revised the Registration Statement to include a discussion of all significant or material changes in net sales and the change in net sales for the three sales channels for all periods presented. In addition, the Company has disclosed that it does not track gross profit by each sales channel nor is it practicable to do so.

Our Proprietary Product Catalog, page 63

8. We note your response to comment 27 in our letter dated November 27, 2006. We further note that you do not hold any material patents or licenses. Please revise your disclosure concerning your business to include a discussion of the importance and duration of your trademarks.

Response: The Company revises its previous statements regarding trademarks contained in its response to comment 27 of the Staff’s letter dated November 27, 2006. Although the Company has submitted applications for the registration of certain marks which are important for its business, including U.S. Auto Parts™, U.S. Auto Parts Network™ and PartsTrain™, the applications have not yet been approved by the U.S. Patent and Trademark Office. The Company has accordingly revised its statements regarding its trademarks on pages 3 and 19 of the Amendment.

Suppliers, page 64

9. We note your response to comment 28 in our letter dated November 27, 2006. We further note the inclusion of the WORLDPAC contract as an exhibit to be filed in the future. Please file both of the contracts discussed as exhibits.

Response: The WORLDPAC agreement is being filed as an Exhibit 10.27 to this Amendment. The Arrow Speed agreement will be filed in a subsequent amendment as soon as practicable after the terms thereof are finalized.

Securities and Exchange Commission

January 10, 2007

Index to Consolidated Combined Financial Statements, page F-1

Consolidated Balance Sheets, page F-4

10. We note your response to comment 36 in our letter dated November 27, 2006. In this regard, we note your risk factor on page 22 captioned “We will have broad discretion as to the use of proceeds...” Please revise this risk factor to reflect your obligation to use the proceeds from this offering to pay debt holders should a qualified initial public offering occur.

Response: The Company has revised the risk factor in accordance with the Staff’s comments.

Consolidated Statements of Income, page F-5

11. We note the two pro forma earnings per share presentations with the first giving effect to the conversion of the Series A convertible preferred stock into common stock and the second giving effect only to the company being a C corporation for all periods. Please revise to provide one pro forma presentation for the last fiscal year and interim period giving effect to both the company being a C corporation and the conversion of the preferred stock.

Response: The Company has revised its consolidated statements of income to provide only one combined pro forma presentation to give effect to both events referenced above.

Consolidated Statements of Stockholders’ Equity, page F-6

12. Please revise to reclass the undistributed earnings of the company on the date its S election was terminated to paid-in capital. See SAB Topic 4:B.

Response: The Company has revised the Registration Statement to reclass the undistributed earnings of the Company to paid-in capital on the date its S election was terminated. Please also see the changes to Note 5 regarding the recapitalization.

Summary of Significant Accounting Policies, page F-8

13. You disclose that revenues are recognized at the time of shipment and your stated shipping terms are FOB shipping point. Please explain to us your return policy. If your sales agreements do not specify when title passes, please explain to us why revenue recognition is appropriate upon shipment rather than upon delivery to the customer and acceptance by the customer. Refer to SAB 104.

Response: The Company’s return policy, as stated under its terms and conditions on its websites, allows customers to return parts within a limited period of time

Securities and Exchange Commission

January 10, 2007

following the original date the order was shipped to the customer. Additionally, the Company’s terms and conditions, which operate as the sales agreement with the customer, state “RISK OF LOSS: All items purchased from our website are made pursuant to our shipping terms, which are F.O.B. shipping point. This means that that risk of loss and title for such items pass to you at the shipping point which is when the carrier accepts the goods for transport.” Question 1b of Section 3b of SAB 104 addresses situations where customer acceptance provisions exist that grant a right of return or exchange on the basis of subjective matters, and states that in these situations revenue should be recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 48, Revenue Recognition When Right of Return Exists. Paragraph 6 of SFAS No. 48 lists the criteria under which revenue may be recognized at the time of sale when a right of return exists, and requires that all criteria are met. In the Company’s case, all of the criteria are met at the time of shipment. In addition, the Company is able to estimate future returns based upon historical experience. As such, it has been the Company’s practice to record a reserve for estimated returns as disclosed in Note 1 to the financial statements. Accordingly, revenue is recognized upon shipment, not when delivery to the customer occurs.

Recapitalization, page F-20

14. We note your response to comment 43 in our letter dated November 27, 2006. Please include disclosure of your election to terminate your S corporation status in conjunction with these transactions. Also, with a view towards transparency, expand your disclosure to indicate the amount of the distribution in excess of accumulated earnings.

Response: The Company has revised the Registration Statement in Note 5 to disclose its election to terminate its S corporation status and has expanded the disclosure to include the amount of undistributed earnings included in additional paid-in capital, as well as the amount of the total distribution in excess of accumulated earnings.

Note 11, Recent Acquisition, page F-31

15. We note your response to comment 45 in our letter dated November 27, 2006. It appears the proposed revision to page F-31 is not included in the second expert reference on page 32. Please advise or revise your filing.

Response: The Company has revised the Registration Statement to remove the reference to a third party expert on page F-32 of the Amendment.

*****

Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 932-3665. Thank you very much for your assistance with this matter.

Sincerely,

DORESEY & WHITNEY, LLP

/s/ J.R. Kang
By:	J.R. Kang